Form 51-101F3

TAG Oil Ltd. (the “Company”)
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND
OTHER INFORMATION

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of TAG Oil Ltd. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements.

The Company is in the process of exploring its oil and gas properties and has not yet determined whether they contain reserves that are economically recoverable. As a result, there is no report of an independent qualified reserves evaluator or auditor on reserves data as at March 31, 2006, as the Company did not have any category of reserves by NI 51-101 definitions and as a result this report refers only to Other Oil and Gas Information as required by NI 51-101.

The board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

(a)	the content and filing with securities regulatory authorities of the other oil and gas information; and

(b)	the content and filing of this report.

Because certain of the other oil and gas information are based on judgements regarding future events, actual results will vary and the variations may be material.

Dated: July 27, 2006

TAG Oil Ltd.

Signed: “Drew Cadenhead”
Drew Cadenhead
President, Chief Executive Officer and Director

Signed: “Garth Johnson”
Garth Johnson
Corporate Secretary, Chief Financial Officer and Director

Signed: “Paul Infuso”
Paul Infuso
Director

Signed: “James Smith”
James Smith
Director